LEAD INVESTOR



Karim Guirguis Founder Vision Capitol

Whole Plant-Based, Convenient, Authentic & EthnicThe plant-based food market is anticipated to reach a market valuation of US$ 38.4 billion by 2025. TaDah! offers an alternative to plant-based protein instead of engineered, lab-made meat alternatives. It's not only healthier but also delicious.TaDah! is in 4000 Stores nationwide, sales projections are doubling. Partnering with the right logistical team and strategic distributors will only expand the market. It's an opportunity to be part of something big after it has been battle-tested.

Invested $50,000 this round